SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 December 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 21 December 2018

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		19 December 2018
6. Date on which issuer notified (DD/MM/YYYY):		20 December 2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.00%	0.33%	5.33%	190,669,929
Position of previous notification (if applicable)	4.68%	0.34%	5.02%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BD8QVH41	9,541,381	5.00%

SUBTOTAL 8. A	9,541,381	5.00%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Loan	643,500	0.33%

SUBTOTAL 8. B 1	643,500	0.33%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
x
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional information
* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	20 December 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 December 2018